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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                             THE HAVANA GROUP, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   419209-10-1
                   ------------------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                      Great Neck, NY 11021 (516-487-1446)
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 4, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 419209-10-1                                          Page 2 of 5 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Duncan Hill, Inc.  ID# 34-1229487

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|X|
                                                                          (b)|_|

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not Applicable.

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                       6,966,000
   BENEFICIALLY
     OWNED BY         8         SHARED VOTING POWER
       EACH
     REPORTING        9         SOLE DISPOSITIVE POWER
      PERSON
       WITH                     6,966,000

                     10         SHARED DISPOSITIVE POWER

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,966,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

           Excludes shares beneficially owned by William L. Miller

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.0%

    14     TYPE OF REPORTING PERSON*

              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419209-10-1                                          Page 3 of 5 Pages



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William L. Miller ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|X|
                                                                          (b)|_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not Applicable.

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                        640,000
   BENEFICIALLY
     OWNED BY         8         SHARED VOTING POWER
       EACH
     REPORTING
      PERSON          9         SOLE DISPOSITIVE POWER
       WITH
                                   640,000

                     10         SHARED DISPOSITIVE POWER

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

              Excludes shares beneficially owned by Duncan Hill, Inc.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.6%

14         TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419209-10-1                                          Page 4 of 5 Pages

Item 1.           Security and Issuer

     This statement relates to the Common Stock of The Havana Group, Inc. (the "Issuer"). The Issuer's executive office is located at 7835 Freedom Avenue, N.W., North Canton, OH 44720.


Item 2.           Identity and Background

                  Duncan Hill, Inc.

         (a)      Duncan Hill, Inc.

         (b)      7835 Freedom Avenue, N.W.
                  North Canton, OH  44720

         (c)      Principal stockholder of the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Delaware

                  William L. Miller

         (a)      William L. Miller

         (b)      c/o Duncan Hill, Inc.
                  7835 Freedom Avenue, N.W.
                  North Canton, OH  44720


         (c) Chief Executive Officer of The Havana Group, Inc. and Kids Stuff, Inc.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Consideration

                  Not applicable.

                                  SCHEDULE 13D

CUSIP No. 419209-10-1                                          Page 5 of 5 Pages

Item 4.           Purpose of Transactions

     Acquisition of additional shares pursuant to extension of employment contract.

                  (a) - (j)  Not Applicable.

Item 5.           Interest in Securities of the Issuer

                  (a) - (b) As of February 16, 2000, the Issuer has outstanding the following securities: 5,000,000 shares of Series A Preferred Stock, 1,100,000 shares of Series B Preferred Stock, 2,100,000 shares of Common Stock, 3,058,000 Class A Common Stock Purchase Warrants and Options to purchase 260,000 shares of Common Stock. Of the foregoing securities, Duncan Hill, Inc. beneficially owns and has the right to vote and to dispose of 5,000,000 shares of Series A Preferred Stock, 1,100,000 shares of Series B Preferred Stock, and 866,000 shares of Common Stock. William L. Miller beneficially owns and has the right to vote and dispose of 240,000 shares of the Company's Common Stock, 200,000 Class A Warrants and Options to purchase 200,000 shares of Common Stock. As a group, Duncan Hill, Inc. and William L. Miller have the right to vote and dispose of an aggregate of 7,606,000 shares which represents approximately 88.4% of the outstanding voting stock. For a discussion of the beneficial ownership of the Issuer's Class A Common Stock Purchase Warrants beneficially owned by Duncan Hill, Inc. and Mr. Miller, reference is made to a separate
                  Schedule 13D which has been filed with the Securities & Exchange Commission.

                  (c) On October 4, 1999, Duncan Hill sold 65,000 shares of the Company's Common Stock at price of $1.875 per share. On February 4, 2000, Mr. Miller purchased 240,000 shares of the Company's Common Stock at a price of $.4044 per share pursuant to a transaction approved by the Board of Directors of the Company.

                  (d) - (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not Applicable.

Item 7.           Materials to be filed as Exhibits
-------


                  Not applicable

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2000

Reporting Person:    Duncan Hill, Inc.

Signature By: /s/ William L. Miller
              ---------------------
               (authorized officer)

Reporting Person:  William L. Miller
Signature      /s/ William L. Miller